KOPENTECH CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

(With Report of Independent Registered Public Accounting Firm Thereon)

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70331

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 12/11/2019 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: KopenTech Capital Markets, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

10880 Wilshire Blvd, Suite 1101
(No. and Street)

Los Angeles	CA	90024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Citrin Cooperman & Company, LLP
(Name – *if individual, state last, first, middle name*)

529 Fifth Avenue	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, _____James Vogl_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____KopenTech Capital Markets, LLC_____ , as of _____December 31_____ , 20 20 , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAMES AUGUST VOGL

_____
Signature

CHIEF COMPLIANCE OFFICER
Title

_____See Attached_____
Notary Public

This report ** contains (check all applicable boxes):
- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [ ] (o) Exemption Report

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Los Angeles)

On February 9, 2021 before me, Octavio Gallardo, Notary Public
(insert name and title of the officer)

personally appeared James August Vogl,
who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

OCTAVIO GALLARDO
Notary Public - California
Los Angeles County
Commission # 2238662
My Comm. Expires May 17, 2022

Signature ______________________ **(Seal)**

KEPOENTECH CAPITAL MARKETS, LLC

DECEMBER 31, 2020

TABLE OF CONTENTS



CITRINCOOPERMAN®
Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
KopenTech Capital Markets, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of KopenTech Capital Markets, LLC as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of KopenTech Capital Markets, LLC as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of KopenTech Capital Markets, LLC's management. Our responsibility is to express an opinion on KopenTech Capital Markets, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to KopenTech Capital Markets, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Citrin Cooperman & Company, LLP

We have served as KopenTech Capital Markets, LLC's auditor since 2020.
New York, New York
March 22, 2021

KOPENTECH CAPITAL MARKETS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

ASSETS

Cash and cash equivalents	$	16,307
Fees receivable		8,750
Due from member		30,784
Prepaid expenses		8,321
Total assets	$	64,162

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable	$	8,500
Total liabilities		8,500
Commitments and contingencies		
Member's equity		55,662
Total liabilities and member's equity	$	64,162

The accompanying notes are an integral part of the financial statement.

1. **ORGANIZATION AND DESCRIPTION OF BUSINESS**

   KopenTech Capital Markets, LLC (the "Company") is wholly-owned by KopenTech, LLC (the "Member"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934 and is a member of both the Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investors Protection Corporation ("SIPC") beginning December 11, 2019. The operating agreement provides for the limited liability company to exist in perpetuity. The member's limit on liability is based on the relevant state law. The Company operates an alternative trading system, for subscribers interested in structured product investing.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Basis of presentation
   The accompanying financial statement of the Company has been prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

   Use of estimates
   The preparation of the statement of financial condition in conformity with U.S. GAAP, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

   Accounts Receivable
   Accounts receivable are reported net of an allowance for expected credit losses.   The allowance is based on management's estimate of the amount of receivables that will actually be collected. Management determined that at December 31, 2020, an allowance for expected credit losses was not necessary.

   Uncertain tax positions
   The Company applies the provisions of Financial Accounting Standards Board ("FASB") Accounting Standards Codification("ASC")740 "Income Taxes" as they relate to uncertain tax positions. The Company was not required to recognize any amounts from uncertain tax positions as of December 31, 2020.

   The Company's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations and interpretations thereof as well as other factors. In the event that tax authorities assess interest and penalties on unrecognized tax benefits, the Company will reflect such amounts in tax expense and income taxes payable.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES** *(continued)*

    Financial instruments – Credit Losses
    In June 2016, the FASB issued Accounting Standards Update ("ASU") No. 2016-13, "Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments," which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to U.S. GAAP an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Company recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of U.S. GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. For financial assets measured at amortized cost (i.e. cash), the Company has concluded that there are no expected credit losses based on the nature or expected life of the financial assets and immaterial historic or expected losses. On January 1, 2020, the Company adopted ASC 326 using the modified retrospective approach for all in-scope assets, which did not result in an adjustment to the opening balance in member's equity.

3. **CONCENTRATION OF CREDIT RISK**

    The Company's cash deposits are held by one financial institution and therefore, are subject to credit risk to the extent those balances exceeded the Federal Deposit Insurance Corporation ("FDIC") insurance limit of $250,000. The Company has not experienced any losses in such accounts and does not believe it is exposed to any significant credit risk on cash.

4. **RELATED PARTY TRANSACTIONS**

    Pursuant to an expense sharing agreement, the Company reimburses the member for allocated salaries, rent and communication expenses paid for by the Member. These charges are updated periodically, and determined based on percentages of personnel time and other factors. As of December 31, 2020, there was no balance due to the Member.

    In addition, to ease the burden on subscribers, the Company has agreed to collect all funds from subscribers and transfer any annual membership or acceptance fees to the Member. For the period from December 11, 2019 (commencement of operations) through December 31, 2020, The Company recorded $178,710 of such fees and as of December 31, 2020, the Company has $8,750 of outstanding receivables recorded as fees receivable on the statement of financial condition. As of December 31, 2020, the Company advanced some fees yet to be collected and is owed $30,784 from the Member.

5. **NET CAPITAL REQUIREMENTS**

The Company is subject to the uniform net capital requirements of Rule 15c3-1 (The "Rule") of the Securities and Exchange Act, as amended, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $5,000 or 6 2/3% (12.5% in the initial year of operations) of aggregate indebtedness.

At December 31, 2020, the Company had net capital, as defined, of $7,807, which exceeded the required minimum net capital of $5,000 by $2,807. Aggregate indebtedness at December 31, 2020 totaled $8,500. The Company's percentage of aggregate indebtedness to net capital was 108.88%.

The Company does not claim an exemption from SEA Rule 15c3-3, in reliance on Footnote 74 to SEC Release No. 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In order to avail itself of this option, the Company has represented that it does not, and will not, hold customer funds or securities, and that its business activities are, and will remain, limited to operating an alternative trading system.

6. **RISKS AND UNCERTAINTIES**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus are uncertain at this time. The financial performance of the Company is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Company's results may be materially affected. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

7. **SUBSEQUENT EVENTS**

Management of the Company has evaluated events and transactions that have occurred through March 22, 2021, the date this financial statement was issued and determined that there are no material events that would require disclosures in the Company's financial statement.